# PRICER

# PRESS RELEASE

**from Pricer AB (publ) 7 June 2006**

## Pricer publishes a prospectus in conjunction with the acquisition of Eldat

Today the 7 June, Pricer AB publishes a prospectus in conjunction with the acquisition of Eldat. The Swedish Financial Supervisory Authority has approved the prospectus created by the Board of Directors. The Prospectus is available on Pricer's webpage, www.pricer.com/prospectus



**For further information, please contact:**
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer**, founded in 1991 in Sweden, is a leading supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.*

*With the widest product range on the market, Pricer's ESL systems are installed in more than 1 400 stores on three continents. Customers include the second largest retail chain in the world and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.*

*Pricer AB (publ) is quoted on the O list of the Stockholm Stock Exchange. For further information, please visit Pricer´s website. A subscription service for online news releases via e-mail is available on the website.*

***Pricer AB (publ)***
***Bergkällavägen 20-22***
***SE-192 79 Sollentuna***
***Sweden***

***Website: www.pricer.com***
***Telephone: +46 8 505 582 00***
***Corporate Identity number: 556427-7993***



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